EXHIBIT (a)(2)(C)

April 18, 2012

Board of Directors of Great Wolf Resorts, Inc.
525 Junction Road
Suite 6000 South
Madison, WI 53717

Strategic Review Committee of the Board of Directors of Great Wolf Resorts, Inc.
525 Junction Road
Suite 6000 South
Madison, WI 53717

Dear Lady and Gentlemen:

Deutsche Bank Securities Inc. (“Deutsche Bank”) has acted as financial advisor to the Board of Directors (the “Board”) of Great Wolf Resorts, Inc. (the “Company”) and the Strategic Review Committee of the Board (the “Strategic Review Committee”) in connection with an Agreement and Plan of Merger, dated March 12, 2012 (as amended by the First Amendment to Agreement and Plan of Merger, dated April 6, 2012, and the Second Amendment to Agreement and Plan of Merger, dated April 18, 2012, the “Merger Agreement”), among K-9 Holdings, Inc. (“Parent”), K-9 Acquisition, Inc., a wholly owned subsidiary of Parent (“Merger Sub”), and the Company.  The Merger Agreement provides for a tender offer (the “Tender Offer”) for all of the outstanding shares of common stock, par value $0.01 per share of the Company (the “Company Common Stock”), pursuant to which Merger Sub will pay $7.00 per share in cash for each share of Company Common Stock accepted in the Tender Offer (such amount, the “Transaction Consideration”).  The Merger Agreement further provides, among other things, that, following completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger” and, together with the Tender Offer, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent.  As set forth more fully in the Merger Agreement, as a result of the Merger, each outstanding share of Company Common Stock (other than dissenting shares and shares owned immediately before the Merger by the Company, any wholly owned subsidiary of the Company, Parent and Parent’s subsidiaries) will be converted into the right to receive the Transaction Consideration.

You have requested our opinion, as investment bankers, as to the fairness of the Transaction Consideration, from a financial point of view, to the holders of Company Common Stock (other than Parent and any subsidiary of Parent that holds Company Common Stock).

In connection with our role as financial advisor to the Board and the Strategic Review Committee, and in arriving at our opinion, we reviewed certain publicly available financial and other information concerning the Company, and certain internal analyses, financial forecasts and other information relating to the Company prepared and furnished to us by management of the Company.  We have also held discussions with certain senior officers and other representatives and advisors of the Company regarding the businesses and prospects of the Company.  In addition, we have (i) reviewed the reported prices and trading activity for the Company Common Stock, (ii) compared certain financial and stock market information for the Company with, to the extent publicly available, similar information for certain other companies we considered relevant whose securities are publicly traded, (iii) reviewed, to the extent publicly available, the financial terms of certain recent business combinations which we deemed relevant, (iv) reviewed the Merger Agreement and certain related documents and (v) performed such other studies and analyses and considered such other factors as we deemed appropriate.

Board of Directors Strategic Review Committee Great Wolf Resorts, Inc. Page 2	April 18, 2012

We have not assumed responsibility for independent verification of, and have not independently verified, any information, whether publicly available or furnished to us, concerning the Company, including, without limitation, any financial information considered in connection with the rendering of our opinion.  Accordingly, for purposes of our opinion, we have, with your knowledge and permission, assumed and relied upon the accuracy and completeness of all such information. We have not conducted a physical inspection of any of the properties or assets, and have not prepared, obtained or reviewed any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities), of the Company or Parent or any of their respective subsidiaries, nor have we evaluated the solvency or fair value of the Company under any law relating to bankruptcy, insolvency or similar matters.  With respect to the financial forecasts made available to us and used in our analyses, we have assumed with your knowledge and permission that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and that such forecasts will be realized in the amounts and in the time periods currently estimated by the management of the Company.  In rendering our opinion, we express no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based.  Our opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to us, as of the date hereof.  We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

For purposes of rendering our opinion, we have assumed with your knowledge and permission that, in all respects material to our analysis, the Transaction will be consummated in accordance with the terms of the Merger Agreement, without any waiver, modification or amendment of any term, condition or agreement that would be material to our analysis.  We also have assumed with your knowledge and permission that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, no restrictions, terms or conditions will be imposed that would be material to our analysis. We are not legal, regulatory, tax or accounting experts and have relied on the assessments made by the Board, the Strategic Review Committee, the Company and their other advisors with respect to such issues.

This opinion has been approved and authorized for issuance by a Deutsche Bank fairness opinion review committee and is addressed to, and is for the use and benefit of, the Board and the Strategic Review Committee in connection with and for the purpose of its evaluation of the Transaction.  This opinion is limited to the fairness of the Transaction Consideration, from a financial point of view, to the holders of Company Common Stock (other than Parent and any subsidiary of Parent that holds Company Common Stock), as of the date hereof.  This opinion does not address any other terms of the Transaction or the Merger Agreement, nor does it address the terms of any other agreement entered into or to be entered into in connection with the Transaction.  You have not asked us to, and this opinion does not, address the fairness of the Transaction, or any consideration received in connection therewith, to the holders of any other class of securities, creditors or other constituencies of the Company, nor does it address the fairness of the contemplated benefits of the Transaction.  We express no opinion as to the merits of the underlying decision by the Company to engage in the Transaction or the relative merits of the Transaction as compared to any alternative transactions or business strategies.  Nor do we express an opinion, and this opinion does not constitute a recommendation, as to whether or not any holder of Company Common Stock should

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tender shares pursuant to the Tender Offer or how any holder of shares of Company Common Stock should vote with respect to the Transaction.  In addition, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the Company’s officers, directors, or employees, or any class of such persons, in connection with the Transaction relative to the Transaction Consideration.

Deutsche Bank will be paid a fee for its services as financial advisor to the Board and the Strategic Review Committee in connection with the Transaction, a portion of which becomes payable upon delivery of this opinion (or would have become payable if Deutsche Bank had advised the Board and the Strategic Review Committee that it was unable to render this opinion) and a substantial portion of which is contingent upon consummation of the Transaction.  The Company has also agreed to reimburse Deutsche Bank for its expenses, and to indemnify Deutsche Bank against certain liabilities, in connection with its engagement.  We are an affiliate of Deutsche Bank AG (together with its affiliates, the “DB Group”).  One or more members of the DB Group have, from time to time, provided investment banking, commercial banking (including extension of credit) and other financial services to Parent or its affiliates for which they have received, and in the future may receive, compensation, including acting as Joint Bookrunner on the $225 million senior secured notes offering for Apollo Investment Corporation in October 2010, acting as Lender on the $1,000 million amend and extend for an existing revolving credit facility for Apollo Management Holdings, L.P. in March 2011, acting as Joint Bookrunner on the $565 million Initial Public Offering of Apollo Global Management in March 2011 and acting as Lender on the $400 million term loan for AP Alternative Assets LP in December 2011.   In addition, one or more members of the DB Group have, from time to time, provided investment banking, commercial banking (including extension of credit) and other financial services to the Company or its affiliates for which they have received compensation, including acting as Joint Bookrunner for the $230 million first mortgage offering in March 2010 and acting as lender for the $56 million secured loan in July 2011.  The DB Group may also provide investment and commercial banking services to Parent and the Company in the future, for which we would expect the DB Group to receive compensation.  In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Parent, the Company and their respective affiliates for their own accounts and for the accounts of their customers.  Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

Based upon and subject to the foregoing assumptions, limitations, qualifications and conditions, it is Deutsche Bank’s opinion as investment bankers that, as of the date hereof, the Transaction Consideration is fair, from a financial point of view, to the holders of Company Common Stock (other than Parent and any subsidiary of Parent that holds Company Common Stock).

Very truly yours,

/s/ Deutsche Bank Securities Inc.

DEUTSCHE BANK SECURITIES INC.